                                                                                                           EXHIBIT 16.1

October 2, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Tennessee Valley Authority (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Tennessee Valley Authority dated September 27, 2007. We agree with the statements concerning our Firm in such Form 8-K except as follows. We have no basis whatsoever to comment on the following: (i) the current status of the two material weaknesses or remediation actions related to such material weaknesses and (ii) the disclosure that the successor auditor was chosen as a result of a competitive process conducted by the Company in the ordinary course of business.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP